maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
[redacted]
mpur

04035052

ɔ0 7000
Fax : (603) 2330 0008

RECEIVED
2004 JUN 28 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 May 2004 to 15 June 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 May 2004 to 15 June 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

dlw 6/30

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
	Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1.	Listing Circular - Maxis Employee Share Option Scheme	24 May 2004 25 May 2004 04 June 2004 09 June 2004 11 June 2004	BMSB Listing Requirements	A
2.	Entitlement (Notice of Book Closure)	11 June 2004 14 June 2004	BMSB Listing Requirements	B
3.	Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc b) Tun Haji Mohammed Hanif Bin Omar	17 May 2004 24 May 2004 27 May 2004 28 May 2004 08 June 2004 11 June 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4.	Announcement	27 May 2004	BMSB Listing Requirements	D
5.	Announcement - First Quarter Results for the Financial Period ending 31 December 2004	25 May 2004	BMSB Listing Requirements	E

maxis

NAME OF REPORT OR OTHER DOCUMENT		LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
6.	Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	27 May 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	F
6.	Change in Boardroom	07 June 2004	BMSB Listing Requirements	G

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24865 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/05/2004**

Subject : MAXIS- (1) EMPLOYEE SHARE OPTION SCHEME ("SCHEME") (2) MERGING OF SHARES

Contents :

Kindly be advised that the abovementioned Company's additional 25,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 25 May 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

However, as MAXIS has announced the entitlement date for the final gross dividend of 13.89 sen per ordinary share less 28% Malaysian Income Tax, the "MAXIS-OA" shares which are not entitled to the abovementioned final dividend, will cease to be quoted with effect from 9.00 a.m., Tuesday, 22 June 2004 and will merge with the existing "MAXIS" shares from that date.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24910 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/05/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 142,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 27 May 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25157 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **04/06/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 18,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 7 June 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25271 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09/06/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 23,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 11 June 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25317 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **11/06/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 18,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 15 June 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

RECEIVED
2004 JUN 28 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

APPENDIX B

Entitlements (Notice of Book Closure)
Reference No **MC-040608-54460**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/06/2004**

EX-date	**:29/06/2004**
Entitlement date	**:01/07/2004**
Entitlement time	**:05:00:00 PM**
Entitlement subject	**:Interim Dividend**

Entitlement description:
Interim dividend of 6.94 sen per ordinary share less 28% Malaysian Income Tax

Period of interest payment	: to
For year ending/Period ending/ended	**:31/12/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Signet Share Registration Services Sdn Bhd
Level 26, Menara Multi Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	**:28/07/2004**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	**:01/07/2004**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	**:RM**
Entitlement in RM (RM)	**:0.0694**

Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25342 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **14/06/2004**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 6.94 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [29 June 2004]

2) The last date of lodgement : [1 July 2004]

3) Date Payable : [28 July 2004]

RECEIVED
2004 JUN 28 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040515-39953**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	17/05/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
JP Morgan Chase Bank
in respect of 82,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 716,800 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/05/2004**	**82,000**	**8.576**
Disposed	**12/05/2004**	**716,800**	**9.004**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**136,203,300**
Date of notice	:	**14/05/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 15 May 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 16,586,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,270,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,801,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040522-42643**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 24/05/2004

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor,
Los Angeles
CA 90071, USA.
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 2,012,100 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 98,500 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**18/05/2004**	**1,300,000**	**8.272**
Disposed	**18/05/2004**	**98,500**	**8.311**
Disposed	**19/05/2004**	**112,100**	**8.500**
Disposed	**20/05/2004**	**600,000**	**8.538**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **2,110,600**
Indirect/deemed interest (%) : **0.0858**
Total no of securities after change : **134,092,700**
Date of notice : **21/05/2004**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 22 May 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department

2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,574,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,270,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,210,700 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,801,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040527-38187**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/05/2004**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("THO")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 500,000 ordinary shares of RM0.10 in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**15/03/2004**	**300,000**	**9.110**
Disposed	**16/03/2004**	**200,000**	**9.150**

Circumstances by reason of which change has occurred :

Change in particulars of THO's direct beneficial equity interest in Maxis resulting from the disposals of 500,000 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.0203% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB') has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.41% direct equity interest in the shares of Maxis.

The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, THO does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

THO is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his direct equity interest in DTSB and over 500,000 shares in Maxis held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

Therefore, THO has an aggregate of 13.51% equity interest in Maxis.

Nature of interest	:	**Direct**
Direct (units)	:	**500,000**
Direct (%)	:	**0.0203**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**332,275,665**
Date of notice	:	**18/05/2004**

Remarks

Notification was received by the Company on 27 May 2004.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which THO has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 500,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,

50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040528-33090**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Malaysia Berhad
in respect of 84,100 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2004**	**84,100**	**8.856**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**84,100**
Indirect/deemed interest (%)	:	**0.0034**
Total no of securities after change	:	**134,008,600**
Date of notice	:	**27/05/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 28 May 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,574,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,270,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

in respect of 1,210,700 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,801,700 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040608-37574**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	08/06/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor, Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 64,500 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 1,071,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 24,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 79,000 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 20,300 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**02/06/2004**	**34,800**	**8.700**
Acquired	**03/06/2004**	**575,000**	**8.648**
Acquired	**04/06/2004**	**650,000**	**8.738**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,259,800**

Indirect/deemed interest (%)	:	**0.0512**
Total no of securities after change	:	135,268,400
Date of notice	:	**07/06/2004**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 8 June 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 34,800 ordinary shares of RM0.10 each in Maxis.

2) The acquisition as stated in row 2 is in relation to the shares registered under:-

a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 522,100 ordinary shares of RM0.10 each in Maxis

b) Hong Kong Bank Malaysia - 11,500 ordinary shares of RM0.10 each in Maxis

c) JP Morgan Chase Bank - 16,600 ordinary shares of RM0.10 each in Maxis

d) Northern Trust - 9,800 ordinary shares of RM0.10 each in Maxis

e) Standard Chartered Bank Malaysia Bhd - 15,000 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under:-

a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 549,500 ordinary shares of RM0.10 each in Maxis

b) Hong Kong Bank Malaysia - 12,900 ordinary shares of RM0.10 each in Maxis

c) JP Morgan Chase Bank - 62,400 ordinary shares of RM0.10 each in Maxis

d) Northern Trust - 10,500 ordinary shares of RM0.10 each in Maxis

e) Standard Chartered Bank Malaysia Bhd - 14,700 ordinary shares of RM0.10 each

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,866,200 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 100,312,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,598,700 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,349,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,231,000 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040611-37897**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	11/06/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 963,100 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,532,200 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 61,800 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 245,700 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 34,600 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	07/06/2004	1,000,000	8.937
Acquired	08/06/2004	1,085,900	8.982
Disposed	08/06/2004	456,900	9.000
Acquired	09/06/2004	924,000	9.000
Disposed	09/06/2004	370,600	9.000

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after	:	**137,450,800**

change
Date of notice : **10/06/2004**
Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 11 June 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under:-

a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 846,100 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 14,900 ordinary shares of RM0.10 each in Maxis
c) JP Morgan Chase Bank - 82,000 ordinary shares of RM0.10 each in Maxis
d) Northern Trust - 11,600 ordinary shares of RM0.10 each in Maxis
e) Standard Chartered Bank Malaysia Bhd - 45,400 ordinary shares of RM0.10 each in Maxis

2) The acquisition as stated in row 2 is in relation to the shares registered under:-

a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 918,800 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 16,200 ordinary shares of RM0.10 each in Maxis
c) JP Morgan Chase Bank - 89,200 ordinary shares of RM0.10 each in Maxis
d) Northern Trust - 12,500 ordinary shares of RM0.10 each in Maxis
e) Standard Chartered Bank Malaysia Bhd - 49,200 ordinary shares of RM0.10 each in Maxis

3) The Disposal as stated in row 3 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 456,900 ordinary shares of RM0.10 each in Maxis.

4) The acquisition as stated in row 4 is in relation to the shares registered under:-

a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 767,300 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 30,700 ordinary shares of RM0.10 each in Maxis
c) JP Morgan Chase Bank - 74,500 ordinary shares of RM0.10 each in Maxis
d) Northern Trust - 10,500 ordinary shares of RM0.10 each in Maxis
e) Standard Chartered Bank Malaysia Bhd - 41,000 ordinary shares of RM0.10 each in Maxis

5) The Disposal as stated in row 5 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 370,600 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,174,300 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 102,844,800 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 14,660,500 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,595,300 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,265,600 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

APPENDIX D

General Announcement
Reference No **MC-040527-51108**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/05/2004**

Type	:	***Announcement***
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF BURSA MALAYSIA LISTING REQUIREMENTS (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 27 May 2004 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

"Acceptance on 27 May 2004 of an offer, pursuant to the Employee Share Options Scheme ("ESOS") of the Company to grant 304,000 ("the Grant") over ordinary shares at an option price of RM8.15 for each share. The consideration for the Grant is RM1.00. The nominal value of the shares is RM0.10 each."

The shares to which the options relate represent 0.0124% of all the issued ordinary shares in the Company.

The above Grant is within the limits of the shareholders' approval, which was obtained on 19 June 2003, wherein, shareholders of Maxis, approved the grant of options to Y. Bhg. Dato' Jamaludin bin Ibrahim to subscribe for up to a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis ESOS.

This announcement is dated 27 May 2004.

APPENDIX E

General Announcement
Reference No **MC-040525-65753**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **First Quarter Results for the Financial Period ending 31 December 2004**

Contents :
Please find below Maxis' Press Release on its First Quarter Results for the financial period ending 31 December 2004

MAXIS REGISTERS ANOTHER STRONG QUARTER OF GROWTH

Subscribers up 9% to 4.878 million; EBITDA margin up 2% to 55.4%; RM123 million interim dividend announced

Kuala Lumpur (25 May 2004): Maxis Communications Berhad ("Maxis") today posted another quarter of strong growth with revenue up 4% from prior quarter to RM1.351 billion this quarter.

Maxis acquired 414,000 new subscribers by end March 2004 bringing the total to 4,878,000 customers, and is estimated to have captured more than 50% of the industry's net subscriber additions, extending its market share further.

Driven by strong subscriber growth and the benefit of economies of scale to achieve better unit costs, the Company recorded growth and margin improvement with strong earnings before interest, taxation, depreciation and amortisation ("EBITDA"), EBITDA margin and profit before tax ("PBT"). EBITDA in this quarter is at 55.4%, representing a 2% point improvement compared to last quarter at 53.4%

The Maxis Board of Directors declared a first interim dividend of 6.94 sen per ordinary share (gross) less Malaysian income tax at 28% for the financial year ending 31 December 2004.

Q104 against Q103 Results
Maxis announced a 29% or RM304 million increase in revenue to end the quarter at RM1.351 billion compared to RM1.047 billion recorded in the previous year, spurred by an increase of 1,632,000 net subscriber additions.

EBITDA increased 40% to RM749 million from RM536 million with EBITDA margin up 4.2% points from 51.2% to 55.4%. This is due to reduced operating costs and lower-than-planned sales and marketing expenses, which more than offset the increase in direct costs. PBT grew by 29% or RM113 million, from RM388 million in the corresponding quarter to RM501 million this quarter. Profit after tax ("PAT") also recorded an increase, up 13% from RM289 million to RM326 million.

Profit growth as a whole was driven by the surge in subscribers, increasing mobile data revenue and lower operating costs.

Maxis' total subscriber base in 2004 grew 50% compared to the same quarter last year, of which 1,531,000 were prepaid subscribers. Postpaid ARPU declined by RM6 from RM167 on the back of steady minutes of use ("MOU") due to more postpaid subscribers qualifying for rebates under the Advantage Savings Loyalty Programmes. Prepaid ARPU decreased marginally by RM2 or 3% to RM63, due to a larger base of lower-spending new prepaid

subscribers partly offset by an increase in data ARPU.

Mobile data revenue recorded a robust 66% growth from RM105 million last corresponding quarter to RM174 million this quarter, widening its percentage share of mobile revenue by 3% from 11% to 14%. This is largely attributed to an 83% surge in the volume of billable SMS messages from 542 million to 993 million this quarter, as well as an increase in subscriber usage of advanced mobile data.

Q104 against Q403 Results

Maxis added 414,000 new subscribers this quarter bringing the total subscriber base to 4,878,000. Revenue increased 4% or RM55 million to RM1.351 billion.

EBITDA surged 8% or RM57 million with EBITDA margin improving 2% points from 53.4% in the prior quarter to 55.4% this quarter as a result of lower operating costs with further economies of scale achieved.

PBT at RM501 million and PAT at RM326 million represented an increase of 119% and a decline of 70% respectively. The surge in PBT was due to improving EBITDA by end March 2004 and the impact of asset write-offs and integration costs last quarter. Adjusting for these one-off items as well as the deferred tax recognised and reversed in the last quarter, the underlying PBT and PAT grew by 25% and 4% respectively.

Mobile data revenue grew by 1% to RM174 million this quarter with the volume of SMS increasing 15% to 993 million messages resulting in mobile data revenue holding steady at 14% of total mobile revenue.

Dividends

In view of the company's performance, the Maxis Board of Directors declared a first interim dividend of 6.94 sen per ordinary share (gross) less Malaysian income tax at 28% for the financial year ending 31 December 2004. This will amount to a payout of RM123 million to be paid on a date to be determined.

Commentary

Maxis' Chairman, YBhg. Datuk Megat Zaharuddin Megat Mohd Nor said: "I am pleased with our continued strong performance as this reflects the creative output and persistence to continually improve by our people and our business partners. Our strong revenue and increased subscriber growth quarter on quarter further demonstrates our customers' confidence in Maxis.

"As such, I am equally pleased to announce the company's first interim dividend of 6.94 sen per ordinary share (gross), " he added.

Maxis' Chief Executive Office, Dato' Jamaludin Ibrahim said: "We entered 2004 from a position of strength, successfully building on the strong momentum from last year's aggressive marketing programmes and the introduction of new products and services."

Commenting on the company's plans to stay ahead amidst stronger competitors, Jamaludin stressed: "We are geared up to face a challenging year by staying focused on our four key strategies for 2004, which will allow us to grow, stay competitive and be profitable. One, we will continue to protect our existing subscribers, namely by delivering value-added services to build customer loyalty. Two, ensure our customers the best quality network and customer service, and attract customers from other networks. Three, continue to develop and market a range of new and advanced products and services, especially mobile data content such as ringtones, graphics, games and other GPRS services. Four, manage our cost structure

to ensure more efficient ways of doing business," he said.

Jamaludin also reported that 3G trials, which commenced in March 2004 involving 20 sites in selected areas in the Klang Valley are proceeding as planned. "We will remain cautious in our implementation plans, monitoring and learning from other commercial launches worldwide," he concluded.

Financial Results

Reference No **MC-040525-53129**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2004**
Quarterly report for the financial period ended	:	**31/03/2004**
Quarter	:	**1**
Financial Year End	:	**31/12/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 1Q04.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2004	31/03/2003	31/03/2004	31/03/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,351,000**	**1,047,000**	**1,351,000**	**1,047,000**
2	Profit/(loss) before tax	**501,000**	**388,000**	**501,000**	**388,000**
3	Profit/(loss) after tax and minority interest	**326,000**	**289,000**	**326,000**	**289,000**
4	Net profit/(loss) for the period	**326,000**	**289,000**	**326,000**	**289,000**
5	Basic earnings/ (loss) per shares (sen)	**13.30**	**11.80**	**13.30**	**11.80**
6	Dividend per share (sen)	**6.94**	**0.00**	**6.94**	**0.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share	**1.3700**	**1.3300**

(RM)

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :
On 25 May 2004, the Directors declared a first interim dividend of 6.94 sen per ordinary share (gross), less Malaysian income tax at 28% (2003: 10.00 sen per ordinary share, tax exempt), amounting to RM123 million (2003: RM246 million) in respect of the financial year ending 31 December 2004, which will be paid on a date to be determined.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2004

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 31 March 2004 which should be read in conjunction with the audited annual financial statements for the financial year ended 31 December 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/3/2004	QUARTER ENDED 31/3/2003	+ -	**PERIOD ENDED 31/3/2004**	PERIOD ENDED 31/3/2003	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,351**	1,047	+29	**1,351**	1,047	+29
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(373)**	(272)		**(373)**	(272)	
Gross profit		**978**	775	+26	**978**	775	+26
Other operating income (*)		**1**	-		**1**	-	
Administrative expenses		**(254)**	(226)		**(254)**	(226)	
Network operation costs		**(211)**	(154)		**(211)**	(154)	
Other operating expenses		**(2)**	(6)		**(2)**	(6)	
Profit from operations	8	**512**	389	+32	**512**	389	+32
Finance cost		**(11)**	(1)		**(11)**	(1)	
Profit before taxation		**501**	388	+29	**501**	388	+29
Taxation	18	**(175)**	(99)		**(175)**	(99)	
Profit after taxation		**326**	289	+13	**326**	289	+13
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**13.3**	11.8		**13.3**	11.8	
- Diluted	26	**13.1**	11.8		**13.1**	11.8	

Note:
(*) The interest income which was previously shown under the line item "Other operating income", has now been netted off against interest expense under the line item "Finance cost". As such, the corresponding comparatives have been restated to be on a comparable basis.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/3/2004 (Unaudited) RM' m	AS AT 31/12/2003 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**3,911**	3,935
Intangible assets		**1,258**	1,292
Deferred tax asset		**656**	828
		5,825	6,055
CURRENT ASSETS			
Inventories		**167**	165
Debtors		**595**	661
Deposits with licensed banks		**1,403**	1,013
Cash and bank balances		**43**	55
		2,208	1,894
CURRENT LIABILITIES			
Provisions for liabilities and charges		**113**	142
Creditors		**1,947**	2,185
Borrowings (interest bearing)	22	**114**	115
Taxation		**25**	20
Dividends payable		**246**	-
		2,445	2,462
NET CURRENT LIABILITIES		**(237)**	(568)
NON-CURRENT LIABILITIES			
Creditors		**330**	316
Borrowings (secured and interest bearing)	22	**608**	608
Deferred tax liability		**12**	12
		950	936
		4,638	4,551
CAPITAL AND RESERVES			
Share capital		**246**	246
Non-distributable reserves		**3,302**	3,295
Proposed dividend reserve		**246**	492
Retained earnings		**844**	518
		4,638	4,551
NET TANGIBLE ASSETS PER SHARE (RM)		**1.37**	1.33

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable		Distributable		
Period ended 31/3/2004	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Retained earnings**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2004	**2,458**	**246**	**3,294**	**1**	**492**	**518**	**4,551**
Movements for the period							
Issue of ordinary shares: - 1,562,000 ordinary shares pursuant to the ESOS[1]	**2**	**-[*]**	**7**	**-**	**-**	**-**	**7**
Profit after taxation	**-**	**-**	**-**	**-**	**-**	**326**	**326**
Interim dividend for the financial year ended 31/12/2003	**-**	**-**	**-**	**-**	**(246)**	**-**	**(246)**
Balance as at 31/3/2004	**2,460**	**246**	**3,301**	**1**	**246**	**844**	**4,638**

[*] Denotes an amount of RM0.16 million

	Issued and fully paid		Non-distributable				
Period ended 31/3/2003	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Accumulated losses**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2003	2,451	245	3,265	1	368	(831)	3,048
Movements for the period							
Profit after taxation for the 3 month period	-	-	-	-	-	289	289
Interim dividend for the financial year ended 31/12/2002	-	-	-	-	(147)	-	(147)
Balance as at 31/3/2003	2,451	245	3,265	1	221	(542)	3,190

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS").

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 31/3/2004	PERIOD ENDED 31/3/2003
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		**326**	289
Adjustments for:			
Depreciation of property, plant and equipment		**204**	147
Interest income		**(9)**	(15)
Interest expense		**20**	16
Taxation	18	**175**	99
Unrealised loss on foreign exchange		**-**	1
Allowance for:			
- inventories' obsolescence		**1**	-
- doubtful debts		**8**	-
Bad debts written off		**-**	9
Amortisation of intangible assets		**33**	-
Provision/(write-back of provision) for:			
- staff incentive scheme		**4**	(3)
- site rectification works		**(9)**	-
		427	254
Operating profit before changes in working capital		**753**	543
Changes in working capital		**(159)**	8
Cash generated from operations		**594**	551
Interest received		**9**	14
Taxation paid		**(1)**	(65)
Payments under staff incentive scheme		**(24)**	(22)
Net cash flow from operating activities		**578**	478
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(178)**	(205)
Part payment of the 3G spectrum assignment licence fees		**(8)**	(10)
Net cash flow from investing activities		**(186)**	(215)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/3/2004	PERIOD ENDED 31/3/2003
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	**-**	(2)
Repayment of promissory notes	**-**	(2)
Proceeds from issuance of shares	**7**	-
Interest paid	**(20)**	(7)
Net cash flow from financing activities	**(13)**	(11)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**379**	252
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**1,067**	1,850
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**1,446**	2,102

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the MASB Standard 26 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Listing Requirements of Bursa Malaysia

and should be read in conjunction with the Group's financial statements for the financial year ended 31 December 2003. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 December 2003.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	1,562	7	1,562	7

7. DIVIDENDS PAID

No dividends were paid in the current quarter.

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

The segment information for the quarter ended 31 March 2004 reflects a realignment of assets supporting the mobile and fixed line business segments. This is the result of the internal reorganisation implemented by the Group in the fourth quarter ended 31 December 2003. In line with this, the use of certain assets were reorganised to realise network operation efficiencies as well as to reflect the current network utilisation. Consequently, the inter-segment revenue previously recognised by the fixed line business segment has ceased.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2004	QUARTER ENDED 31/3/2003	**PERIOD ENDED 31/3/2004**	PERIOD ENDED 31/3/2003
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
External revenue	**1,271**	976	**1,271**	976
Inter-segment revenue	**12**	6	**12**	6
	1,283	982	**1,283**	982
Fixed line services				
External revenue	**42**	30	**42**	30
Inter-segment revenue	**8**	85	**8**	85
	50	115	**50**	115
International gateway services				
External revenue	**38**	41	**38**	41
Inter-segment revenue	**43**	22	**43**	22
	81	63	**81**	63
Other operations				
External revenue	-	-	-	-
Inter-segment revenue	**24**	-	**24**	-
	24	-	**24**	-
Total reportable segments	**1,438**	1,160	**1,438**	1,160
Eliminations	**(87)**	(113)	**(87)**	(113)
Total Group Revenue	**1,351**	1,047	**1,351**	1,047

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2004	QUARTER ENDED 31/3/2003	**PERIOD ENDED 31/3/2004**	PERIOD ENDED 31/3/2003
<u>Segment Results</u>	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services	**506**	349	**506**	349
Fixed line services	**(6)**	55	**(6)**	55
International gateway services	**21**	-	**21**	-
Other operations	**(8)**	(15)	**(8)**	(15)
Eliminations	**(1)**	-	**(1)**	-
Profit from operations	**512**	389	**512**	389
Finance (costs)/income	**(11)**	(1)	**(11)**	(1)
Profit before taxation	**501**	388	**501**	388
Taxation	**(175)**	(99)	**(175)**	(99)
Profit after taxation	**326**	289	**326**	289

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 31 March 2004.

(b) Investment properties

There were no investment properties during the quarter and as at 31 March 2004.

10. MATERIAL SUBSEQUENT EVENTS

There were no material subsequent events as at 18 May 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited annual financial statements for the financial year ended 31 December 2003, there has been no change in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 18 May 2004 were as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	722
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	36
- Others	74
	110

(b) Contingent assets

There were no contingent assets as at 18 May 2004.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 31 March 2004 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	303
- not contracted for	1,435
	1,738

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Standard 8 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 31/3/2004	BALANCES DUE FROM/(TO) AS AT 31/3/2004
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	2	4
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	5	-
- Binariang Satellite Systems Sdn. Bhd. (transponder lease rental)	5	(6)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	8	(9)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2004 versus 4th Quarter 2003)

Financial indicators (RM'm)	1st Quarter 2004	4th Quarter 2003	Variance	% Variance
Revenue	**1,351**	1,296	**55**	**4%**
EBITDA	**749**	692	**57**	**8%**
EBITDA margin	**55.4%**	53.4%	**2.0%**	-
Profit before taxation ("PBT")	**501**	229	**272**	**119%**
Profit after taxation ("PAT")	**326**	1,089	**(763)**	**(70%)**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,218**	1,210	**8**	**1%**
- Prepaid	**3,660**	3,254	**406**	**12%**
- Total	**4,878**	4,464	**414**	**9%**
ARPU (RM)				
- Postpaid	**161**	166	**(5)**	**(3%)**
- Prepaid	**63**	65	**(2)**	**(3%)**
Monthly MOUs (minutes)				
- Postpaid	**431**	436	**(5)**	**(1%)**
- Prepaid	**145**	157	**(12)**	**(8%)**
Data revenue (RM' m)	**174**	172	**2**	**1%**
SMS messages (' m)	**993**	862	**131**	**15%**

In the quarter under review, our subscriber base grew by 9% or 414,000 from 4.5 million in the previous quarter to 4.9 million this quarter, representing more than 50% of the estimated total subscriber growth in the industry. This was achieved on the back of increasing market competition. Driven by the strong subscriber growth and the benefit of economies of scale to achieve better unit cost, EBITDA and PBT recorded favourable growth and margin improvement. EBITDA margin at 55.4% represents a 2.0% margin improvement over the last quarter's 53.4%.

Revenue increased RM55 million or 4% to end the quarter at RM1,351 million, reflecting subscriber growth and increased usage revenue.

Mobile data revenue grew 1% to RM174 million whilst still commanding 14% of total mobile revenue. Growth in the volume of SMS remains strong, with volumes increasing 15% over the previous quarter.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2004 versus 4th Quarter 2003) (Continued)

EBITDA was 8% higher on the back of a 4% growth in revenue, reflecting the increasing effects of economies of scale and continuing cost management initiatives. Sales and marketing costs were lower as a result of reduced advertising activities which is typical of the first quarter. This is reflected in further improvements in the EBITDA margin from 53.4% to 55.4% this quarter, generally in line with our overall expectations.

PBT increased 119% compared to the prior period, consequent upon the improved operating results during this quarter and the effect of one-off integration costs reported in the preceding quarter. PAT, however, declined 70% as the prior quarter benefited substantially from the recognition of the deferred tax asset.

Postpaid and prepaid ARPU reduced RM5 and RM2 to end the quarter at RM161 and RM63 respectively. This is in line with expectation as the Group expands its customer base and attracts a larger proportion of customers to its prepaid platform.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year against the preceding year (YTD 2004 versus YTD 2003)

Financial indicators (RM'm)	YTD 2004	YTD 2003	Variance	% Variance
Revenue	**1,351**	1,047	**304**	**29%**
EBITDA	**749**	536	**213**	**40%**
EBITDA Margin	**55.4%**	51.2%	**4.2%**	-
Profit before taxation ("PBT")	**501**	388	**113**	**29%**
Profit after taxation ("PAT")	**326**	289	**37**	**13%**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,218**	1,117	**101**	**9%**
- Prepaid	**3,660**	2,129	**1,531**	**72%**
- Total	**4,878**	3,246	**1,632**	**50%**
ARPU (RM)				
- Postpaid	**161**	167	**(6)**	**(4%)**
- Prepaid	**63**	65	**(2)**	**(3%)**
Monthly MOUs (minutes)				
- Postpaid	**431**	431	**-**	**-**
- Prepaid	**145**	166	**(21)**	**(13%)**
Data revenue (RM' m)	**174**	105	**69**	**66%**
SMS messages (' m)	**993**	542	**451**	**83%**

Revenue grew 29% or RM304 million to RM1,351 million this quarter compared to the same quarter in the preceding year, spurred by 1.6 million new net subscriber additions and the resulting increase in usage revenue. The 50% growth in net subscribers has increased the subscriber base to 4.9 million this quarter, out of which 75% of the base are prepaid subscribers.

Mobile data revenue recorded a 66% increase over the same quarter in the preceding year, driven primarily by an 83% growth in the volume of billable SMS messages, from 542 million to 993 million this quarter. Mobile data revenue as a percentage of mobile revenue improved by 3% to 14% this quarter.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year against the preceding year (YTD 2004 versus YTD 2003) (Continued)

EBITDA was 40% or RM213 million higher whilst EBITDA margin improved 4.2% to 55.4% this quarter, compared to the same quarter in the preceding year. The growth in EBITDA was due mainly to higher revenues from a larger subscriber base and an improved cost structure. Improvements in the EBITDA margin was a result of continuing cost management initiatives and further economies of scale achieved in this quarter.

PBT and PAT increased by 29% and 13% respectively compared to the corresponding preceding year quarter. This was substantially due to the increases in revenue and EBITDA mentioned above.

Postpaid ARPU declined RM6 from RM167 in the corresponding preceding year quarter, despite MOU remaining steady, partly due to effects of tariff changes. Prepaid ARPU was RM2 lower at RM63 this quarter backed by 21 minutes of lower MOU compared to the corresponding preceding year quarter. In line with the Group's strategy to expand its customer base, the new subscribers are from the lower usage prepaid segment and accordingly ARPU and MOU are impacted.

16. CURRENT YEAR PROSPECTS

The Group will continue its drive to increase market share by differentiating our products and services tailored to the market segments that we are pursuing. The Group will also focus its efforts on achieving further cost and process efficiencies while leveraging on economies of scale. To ensure long term growth the Group will also explore opportunities that meet its criteria on investment returns and risk appetite, as well as synergistic to our present operations.

Barring any unforeseen circumstances, the Board of Directors expects the performance of the Group for the current financial year to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2004	QUARTER ENDED 31/3/2003	**PERIOD ENDED 31/3/2004**	PERIOD ENDED 31/3/2003
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current tax	**3**	95	**3**	95
Deferred tax	**172**	4	**172**	4
	175	99	175	99

The tax charge for the current quarter mainly represents the utilisation of deferred tax assets against taxable profits in two subsidiaries.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

18. TAXATION (Continued)

The effective tax rate for the current quarter is 35%, which is above the statutory tax rate of 28% due mainly to the consolidation adjustment for goodwill not available for relief at Group level and the non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. (A) STATUS OF CORPORATE PROPOSALS ANNOUNCED

(i) **Grant of an option to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS")**

On 29 September 2003, Maxis' shareholders had approved Maxis to take such steps as shall be within its power to approve and cause Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis, to grant an option to MBNS to subscribe for ordinary shares in AWT, as would represent up to 25% of the enlarged share capital of AWT at par value of RM1.00 each.

A letter of offer dated 28 April 2003 (as amended by letters dated 11 August 2003 and 4 December 2003) was issued by Maxis to MBNS whereby Maxis agreed to procure AWT to grant an option to MBNS to subscribe up to 25% of the enlarged issued and paid-up share capital of AWT on terms and conditions contained therein. AWT subsequently issued a letter of offer to MBNS dated 3 March 2004 (as amended by letter dated 26 April 2004) to grant MBNS the option to subscribe up to 25% of the enlarged issued and paid-up share capital in AWT on terms and conditions therein, such option to be exercised by MBNS by 25 May 2004.

(ii) **Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap")**

The Company announced previously that a related party transaction was entered into by Maxis Multimedia, a wholly-owned subsidiary of the Company, and Mavcap via a Memorandum of Understanding dated 11 June 2003, to collaborate in developing a community of local mobile content and application partners. The formalisation of the collaboration framework is expected to be completed by third quarter of 2004.

Save as disclosed above, there are no other disclosures that are required to be made as at 18 May 2004.

22. BORROWINGS

The borrowing as at 31 March 2004 was as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Syndicated loan [1]	114	608	722

Note

[1] The original syndicated loan of USD200 million (RM760 million) has been fully hedged and it has been paid down to RM722 million. The syndicated loan is secured by way of a legal charge over all the ordinary shares owned by the Company in Maxis Mobile Sdn Bhd ("MM"), a subsidiary, comprising 100% of the total issued and paid up share capital in MM and all other preference shares in MM which may from time to time be issued or allotted to the Company, together with all rights and benefits accruing thereto from time to time. Please refer to Note 23 (2), Part B of the explanatory notes, below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 18 May 2004.

(2) Currency hedge

There were no changes in the arrangement entered into by MM, a subsidiary, to fully hedge the USD200 million (RM760 million) loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

24. CHANGES IN MATERIAL LITIGATION

The Suit commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002 is now fixed for trial on 18, 19 and 20 January 2005.

Save as disclosed above, and in the previous quarterly report, there has been no other material change in the status of the reported litigations as at 18 May 2004 that would have a material adverse impact to the Group.

25. DIVIDENDS

On 25 May 2004, the Directors declared a first interim dividend of 6.94 sen per ordinary share (gross), less Malaysian income tax at 28% (2003: 10.00 sen per ordinary share, tax exempt), amounting to RM123 million (2003: RM246 million) in respect of the financial year ending 31 December 2004, which will be paid on a date to be determined.

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/3/2004	QUARTER ENDED 31/3/2003	**PERIOD ENDED 31/3/2004**	PERIOD ENDED 31/3/2003
(1) Basic earnings per share					
Net profit after taxation for basic earnings per share	(RM' m)	**326**	289	**326**	289
Weighted average number of ordinary shares in issue	(' m)	**2,458**	2,451	**2,458**	2,451
Basic earnings per share:	(sen)	**13.3**	11.8	**13.3**	11.8
(2) Diluted earnings per share					
Net profit after taxation for diluted earnings per share	(RM' m)	**326**	289	**326**	289
Weighted average number of ordinary shares in issue	(' m)	**2,458**	2,451	**2,458**	2,451
Adjusted for share options granted	(' m)	**28**	7	**28**	7
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,486**	2,458	**2,486**	2,458
Diluted earnings per share:	(sen)	**13.1**	11.8	**13.1**	11.8

As at 31 March 2004, 66,902,578 share options have been granted and remained unexercised pursuant to the ESOS.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
25 May 2004
Kuala Lumpur

RECEIVED
2004 JUN 28 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

APPENDIX F

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-040527-51322**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/05/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name : **Dato' Jamaludin bin Ibrahim**
Address : **No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan.**
Descriptions(Class & nominal value) : **Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme.**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**27/05/2004**	**304,000**	

Description of other type of transaction : **Acceptance on 27 May 2004 of an offer, pursuant to the Maxis Employee Share Option Scheme to grant 304,000 options ("the Grant") over ordinary shares at an option price of RM8.15 for each share. The consideration for the Grant is RM1.00**
Circumstances by reason of which change has occurred : **Grant of 304,000 options over ordinary shares at an option price of RM8.15 for each share**
Nature of interest :
Consideration (if any) : **1.00**
Total no of securities after change:
Direct (units) : **2,965,578**
Direct (%) : **0.1206**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : **27/05/2004**
Remarks :
The above Grant is within the limits of the shareholders' approval which was obtained on 19 June 2003, wherein, shareholders of Maxis, approved the grant of options to Dato' Jamaludin Ibrahim to subscribe for up to a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme.

The consideration for the acceptance of the Grant is RM1.00. The nominal value of the shares is RM0.10 each.

APPENDIX G

Change in Boardroom
Reference No **MC-040603-66318**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/06/2004**

Date of change	:	**07/06/2004**
Type of change	:	**Retirement**
Designation	:	**Non-Executive Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Khoo Teng Bin**
Age	:	**69**
Nationality	:	**Malaysian**
Qualifications	:	**N/A**
Working experience and occupation	:	**Between 1963 and 1975, he worked as an external telecommunications executive in the General Post Office, in the United Kingdom and was involved in computerised switching, delivery and billing for international telegraph and telex systems. In 1976, he was appointed Managing Director of Dataprep (Malaysia) Sdn Bhd and was a Board member of Dataprep Holdings Ltd, Hong Kong.** **From 1979 to 1982, he was a shareholder and Managing Director of a joint venture company with Honeywell Information systems. In 1988, he founded Perkhidmatan Usaha Tegas Sdn Bhd, a company involved with the live telecast of horse racing and other sports. He was involved in conceptualising and implementing communications and on-line transaction oriented operations for Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Limited Company, a company listed on Bursa Malaysia Securities Berhad and the London Stock Exchange, which is principally involved in leisure and entertainment and power generation.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds 500,000 ordinary shares of RM0.10 each in Maxis.**
Remarks	:	**En. Khoo Teng Bin, who was subject to retirement pursuant to Article 114 of the Company's Articles of Association, had previously indicated that he would not seek for re-election as a Director at the Company's Seventeenth Annual General Meeting, and therefore retired from office upon conclusion of the meeting held today.**

Change in Boardroom

Reference No **MC-040603-68040**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/06/2004**

Date of change	:	**07/06/2004**
Type of change	:	**Appointment**
Designation	:	**Non-Executive Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Chan Chee Beng**
Age	:	**49**
Nationality	:	**Malaysian**
Qualifications	:	**Degree in Economics and Accounting and Fellow of the Institute of Chartered Accountants in England and Wales**
Working experience and occupation	:	**He has more than 26 years of experience of investment banking, financial management and accounting including stints with Ernst & Young, and Morgan Grenfell & Co. Ltd. He has overall responsibility for financial management at the Usaha Tegas Group of Companies.**
Directorship of public companies (if any)	:	**Powertek Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds 500,000 ordinary shares of RM0.10 each in Maxis Communications Berhad**
Remarks	:	

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **May, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	25,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **May, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,558,000** shares of RM0.10 each and the paid-up capital is **RM245,955,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**7,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	25,000

Dated this 19 day of **May, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **May, 2004**.

	Details of Shares		
Shares Allotted	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	128,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **18,000** shares	-	RM4.36	-
[c] Amount paid on **8,000** shares	-	RM4.80	-
[c] Amount paid on **102,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **102,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of **May, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,686,000** shares of RM0.10 each and the paid-up capital is **RM245,968,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	**90,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**12,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	5,000	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens		-
	TOTAL	128,000	

Dated this 24 day of **May, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of **May, 2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	14,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **12,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of **May, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,700,000** shares of RM0.10 each and the paid-up capital is **RM245,970,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**6,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 14,000

Dated this 24 day of **May, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **May, 2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	18,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 2 day of June , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,718,000** shares of RM0.10 each and the paid-up capital is **RM245,971,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**1,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	12,000
	TOTAL	18,000

Dated this 2 day of June , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 31 day of May **2004.**

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	23,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **19,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **19,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 7 day of **June, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,741,000** shares of RM0.10 each and the paid-up capital is **RM245,974,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	23,000

Dated this 7 day of **June, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **1** day of **June, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	18,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **17,000** shares	-	RM4.36	-
[c] Amount paid on **1,000** shares	-	RM4.80	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM4.70	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **9** day of **June, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,759,000** shares of RM0.10 each and the paid-up capital is **RM245,975,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**5,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**3,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	18,000

Dated this 9 day of **June, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 JUN 28 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of **June, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	85,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **68,000** shares	-	RM4.36	-
[c] Amount paid on **15,000** shares	-	RM4.80	-
[c] Amount paid on **2,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **68,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **June, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,844,000** shares of RM0.10 each and the paid-up capital is **RM245,984,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**21,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**4,000**
	(c)	the number of shares allotted to non-citizens	**60,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	85,000

Dated this 15 day of **June, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 JUN 28 A 9:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 11 day of **June, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	38,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **7,000** shares	-	RM4.80	-
[c]	Amount paid on **17,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **June, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,882,000** shares of RM0.10 each and the paid-up capital is **RM245,988,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**12,000**
	(c)	the number of shares allotted to non-citizens	**17,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	38,000

Dated this 15 day of **June, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000